SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

19 December, 2012

BP To Sell Yacheng Gas Field
In China To KUFPEC

BP today announced that it has agreed the sale of its 34.3 per cent interest in the Yacheng gas field in the South China Sea to Kuwait Foreign Petroleum Exploration Company (KUFPEC) for $308 million cash. Subject to regulatory, CNOOC and third party approvals, BP expects the deal to close in the second half of 2013.

“This sale is part of BP’s ongoing global portfolio optimization,” said Chen Liming, President of BP China. “BP remains committed to working with China to contribute its deep expertise and oil and gas supply options in this important emerging market.” The sale takes BP’s total divestments announced since 2010 to $37.8 billion.

Commercial production at Yacheng started in 1996. BP operated the field until 1 January, 2004, when it handed operatorship to its major project partner CNOOC.

The field currently supplies natural gas for power generation to Castle Peak Company Limited in Hong Kong via a 780-kilometre pipeline. Additional natural gas, condensate and LPG are sold to customers on Hainan Island.

Following completion, the Yacheng partnership will consist of CNOOC (51 per cent), and Kuwait Foreign Petroleum Exploration Company (49 per cent).

BP was awarded interests in the 42/05 and 43/11 deepwater blocks in the South China Sea in 2010 and 2012. These blocks are currently in the exploration phase.

Notes to editors

As one of the largest foreign investors in the Chinese energy sector, BP remains committed in its long-term growth in China, for both upstream and downstream areas.

Discovered in 1983, Yacheng 13-1 field is the largest offshore natural gas producing field in China. The field is located in about 90 metres water depth and is some 100 kilometres south of Hainan Island, in the South China Sea.

Further enquiries:

BP Press Office, London +44 (0)207 496 4076, bppress@bp.com
BP China Press Office: +86 (10) 6589-3878

– ENDS –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 19 December 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary